Bank and Thrift Opportunity Fund

Shareholder meeting
On March 2, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 80,472,283 shares of beneficial interest were voted at the meeting. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:
                                                          WITHHELD
                                FOR                       AUTHORITY

James F. Carlin                 78,949,160                1,523,123

William H. Cunningham           78,869,175                1,603,108

Richard P. Chapman, Jr.         78,874,591                1,597,692

James A. Shepherdson            78,922,125                1,550,158


The shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending October 31, 2005, with votes tabulated as follows: 79,586,697 FOR, 596,622 AGAINST and 288,964 ABSTAINING.